Exhibit 99.7

ProRail Cuts Incident Response Time by Over 60 Percent with NICE Situator

The NICE-Geodan Operational Intelligence solution helps ProRail to improve daily management and safety of the national rail network in the Netherlands

Paramus, New Jersey, May 26, 2015 – NICE Systems (NASDAQ: NICE) today announced that ProRail, the rail infrastructure management company of the Netherlands, has succeeded in reducing incident response time by over 60 percent since implementing NICE Situator last year. This has enabled ProRail to react faster and more efficiently to unfolding events, thereby minimizing or preventing disruptions while safeguarding passengers, staff and infrastructure.

The project was implemented in partnership with Geodan, an expert in location intelligence and operational incident management solutions. Using the NICE-Geodan solution, ProRail manages tens of thousands of incidents a year out of the centralized Operational Control Center Rail (OCCR) in Utrecht, including technical failures, incidents and crisis situations. Such situations are now managed via one integrated platform and in accordance with regulations and best practices that are based on a predefined set of adaptive workflows.

The solution also facilitates intelligent, mass notification which allows for the prompt and accurate alerting of key stakeholders, and provides a single platform for sharing and exchanging relevant information about each incident in order to ensure a coordinated response effort.

Hans Smits, Director of Incident Management at ProRail
“Since the implementation of NICE Situator we have been able to reduce intake time by over 60 percent, from an average of 14 minutes to just 4 minutes, so this project has had a major impact on our operational efficiency right across the network. What’s more, these substantial time savings can also be the difference between life and death in an emergency situation. Today, we have confidence that regardless of the type of incident, or the experience of the operator dealing with it, each event is handled quickly, efficiently and to a consistently high standard.”

Henri van Mil, Managing Director at Geodan
“We are proud to be working with NICE to deliver this comprehensive solution to ProRail which we have enriched with advanced location intelligence capabilities. The results of the implementation show a significant improvement in operational efficiency, allowing the rail network to take immediate action in time-critical situations. This is vital to all organizations responsible for managing critical assets and infrastructure.”

Chris Wooten, Executive Vice President, NICE Security Group
“This successful implementation demonstrates the versatility of NICE Situator, which enhances not only the security protocols in place at ProRail but also helps operations run smoothly to avoid downtime on the network and save costs. Our solutions are designed to deliver sophisticated situation management capabilities, and the current project at ProRail is an excellent example of how our systems are supporting both every-day and mission-critical activities for leading transit organizations.”

About Geodan
Geodan is a leading provider of location intelligence products and services for governmental and private organizations that face complex spatial, logistical and situational awareness challenges. The incident and crisis management solutions of Geodan support the whole operational life cycle of critical infrastructure organizations and facilitate operational excellence across interconnected business operations. Geodan is headquartered in Amsterdam, the Netherlands, is celebrating its 30th anniversary this year and employs over 140 professionals. www.geodan.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.